EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-79703) of UCBH Holdings, Inc. of our report dated May 27, 2008, with respect to the Statements of Net Assets Available for Benefits (Modified Cash Basis) of the United Commercial Bank Savings Plus Plan as of December 31, 2007, the related Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the year then ended, and the related Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the United Commercial Bank Savings Plus Plan.
/s/ Louie & Wong LLP
LOUIE & WONG LLP
Certified Public Accountants
San Francisco, California
June 18, 2008